November 5, 2010
BY EDGAR
Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Balchem Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Period Ended June 30, 2010
File No. 1-13648

Dear Mr. Decker:

Thank you for your letter dated October 12, 2010. Below, we provide our responses to each corresponding comment set forth in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response to Comment No. 1

We agree to provide the additional disclosures or revisions as noted in the response below in our future filings with the Commission on Form 10-K and Form 10-Q, as applicable. Sample disclosures, for illustration purposes only, are included below as appropriate.

Critical Accounting Policies

Long-Lived Assets. page 21

2.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
•
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response to Comment No. 2

We acknowledge the Staff’s comment and propose to include substantially the following expanded disclosure of our discussion of Impairment Analysis in our future filings with the Commission. The content of this disclosure will be applied prospectively.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

Goodwill, which is not subject to amortization, is tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired.  If an indicator of impairment exists, the Company determines the amount of impairment based on a comparison of the implied fair value of its goodwill to its carrying value. We also perform impairment analyses whenever events and circumstances indicate that goodwill or certain intangibles may be impaired.

In accordance with the ASC Topic 350, we test goodwill for impairment at the reporting unit level. We utilize our three operating segments as our goodwill reporting units as we have discrete financial information that is regularly reviewed by operating segment management and businesses within each segment have similar economic characteristics. For the year ended December 31, 2009, the Company’s three reporting units were Specialty Products; Food, Pharma & Nutrition; and Animal Nutrition & Health. We have historically assessed, and continue to assess, the fair value of our reporting units by solely utilizing the income approach, based on a discounted cash flow valuation model as the basis for our conclusions, as we feel this provides the most reliable valuation indicator based on our long term projections for each reporting unit. Our estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, discount rates, estimated terminal value and future economic and market conditions. These valuation procedures are consistent with goodwill impairment tests performed in prior years. We completed our annual goodwill impairment test as of December 31, 2009, which indicated no impairment of goodwill, as the estimated fair values substantially exceeded the carrying values of each of our reporting units. In addition, there were no triggering events which required asset impairment reviews and the undiscounted cash flows associated with our property, plant and equipment and other long-lived intangible assets were well in excess of the carrying value of these asset classes.

Financial Statements

Notes to the Financial Statements

Note 1. Business Description and Summary of Significant Accounting Policies page 35

Revenue Recognition. page 35

3.	Please help us better understand how you recognize revenue by addressing the following:
•	Please disclose your revenue recognition policy separately for each of your revenue streams;
•	Please clarify whether there are multiple deliverables associated with your sales arrangements. For example, the sale of gas, such as ethylene oxide, may require the customer to rent the container which holds the gas. If so, please clarify in your disclosures your accounting for multiple deliverable arrangements. You should also identify each unit of accounting, how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50;

•	Please clarify whether any special privileges or rights are given in your arrangements with distributors, including whether products are shipped to them on a consignment basis; and
•
You state that you follow the provisions of ASC Topic 605 which sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Please tell us whether there is installation involved with any of your products or whether there are customer acceptance terms in any of your arrangements. Refer to SAB Topic 13 :A.3(b).

Response to Comment No. 3

We have reviewed our Revenue Recognition policy and agree to provide expanded disclosure in future filings. Please note that the Company does not sell products that require installation and therefore we have removed the reference from our disclosure. Also, the Company does not have any material sales arrangements with associated multiple deliverables. With regard to the Company’s arrangements with distributors, any shipments to distributors are treated as revenue transactions, and are not on consignment. Our standard sales terms, which are set forth on our invoices, apply to our sales to distributors and end users.  The price to be paid by the distributor is fixed and determinable. Sales terms are consistent for both end users and distributors, with the exception of payment terms, which are generally thirty days longer for distributors. Legal transfer of title passes to the distributor when the product is shipped to the distributor.

With respect to customer acceptance of our products, our customers may, through their quality programs, inspect our products before acceptance. Any product returned due to quality issues would result in the reversal of revenue in the period in which it occurred. However, the Company performs quality inspections before shipment, and the Company has a history of experiencing insignificant returns.

In future filings, the Company will expand its Revenue Recognition disclosure as follows:

Revenue Recognition

Revenue, for each of our business segments is recognized upon product shipment, passage of title and risk of loss, and when collection is reasonably assured.  The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales. Amounts received for unshipped merchandise are principally not recognized as revenue but rather they are recorded as customer deposits and are included in current liabilities. In instances of shipments made on consignment, revenue is deferred until a customer indicates to the Company that it has used the Company’s products.  The Company does not charge its customers rental fees on cylinders or drums used to ship its products. In addition, the Company follows the provisions of ASC Topic 605, “Revenue Recognition” (incorporating the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”) which sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, payments and customer acceptance.

Note 2. Stockholders’ Equity

Stock-Based Compensation. page 41

4.	Please disclose whether any of your share-based payment awards have dividend rights. If they do have dividend rights, please also address the following:
•	Please disclose the terms of these rights, including whether they are nonforfeitable and participate on a one-for-one basis with holders of common stock; and
•	Please tell us what consideration you gave to ASC 260-l0-45-61A as far as whether you should use the two-class method for determining earnings per share.

Response to Comment No. 4

We acknowledge the Staff’s comment and had previously determined that while the Company has some share-based payment awards that have non-forfeitable dividend rights that these awards have an immaterial impact as participating securities with regard to the calculation using the two-class method for determining earnings per share.  These awards are restricted shares with non-forfeitable dividend rights and they participate on a one-for-one basis with holders of common stock. In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, the Company will modify its disclosure to include the aforementioned information.

Note 6. Intangible Assets with Finite Lives. page 47

5.
Given that your customer list intangible assets appear to be related to multiple acquisitions, please help us understand why all customer lists appear to be amortized on a straight-line basis over a ten year period. Please provide us with a breakdown of your customer lists by acquisition, which should include the gross and net carrying amount as of December 31, 2009 and June 30, 2010. For each significant customer list, please tell us how you determined the appropriate amortization period. Please also tell us how you determined it was appropriate to amortize the customer list on a straight-line basis and how this reflects the pattern in which you realize the economic benefits of the customer list. Given that it would appear you have customer attrition every year, please address why you would not expect to attain greater benefit from an acquired customer base in earlier versus later periods after acquisition. Please also address your consideration of whether sales in later periods may be more attributed to your ongoing sales efforts. Refer to ASC 350-30-35-1 through 3 and ASC 350-30-35-6.

Response to Comment No. 5

The customer list intangible assets referred to in your comment principally reflect the customer relationships acquired with the Choline Chloride assets of Chinook Global Limited ("Chinook"). Choline Chloride is an essential nutrient for optimum animal growth, and is integral in building, regulating, and maintaining cell membrane integrity and porosity. Choline and Choline derivatives are also used in many other industrial applications. The acquired base of customers from the Chinook acquisition were principally North American customers. Balchem integrated the acquisition into its existing Choline Chloride manufacturing businesses in Verona, Missouri and St. Gabriel, Louisiana.

We determine the useful lives of customer lists based principally upon historical customer sales attrition information and other customer-related factors. By way of background, Choline is found in many feedstuffs and its content has been standardized and reported by the National Research Council.  However, it is generally accepted that feedstuffs alone cannot satisfy an animal's needs for Choline.  Thus, the direct supplementation of animal diets with Choline Chloride products has become an economical means of providing additional quantities of this essential nutrient to growing animals. We expect that to be the case for the foreseeable future.

Customer attrition in the North American poultry market is relatively low (i.e. generally less than from 5%). Balchem has also experienced a very low customer attrition rate and any future customer attrition is not easily predictable.  Low customer attrition primarily results from a combination of the following factors: first, that the dollar amount of Choline consumed by customers typically represents a small cost relative to other feed costs; second, Choline Chloride is considered by many to be an essential nutrient in poultry and swine production; and third, Balchem Corporation is the only producer of Choline Chloride in North America. While Choline Chloride is currently available from other global producers, in most instances these other sources of material are of either inferior quality or are not competitively priced. We do, however, believe that the quality of product produced by our competitors will eventually improve and/or a competitor may choose to construct a competitive plant in North America; therefore, we do not believe the useful life of the customer list could be considered to be indefinite.  These factors all contribute to the minimal customer turnover in the North American marketplace we expect to experience. Based upon the above factors, while we believe that there will still be economic contributions at the end of ten years, they are more uncertain and therefore, it is the Company’s position that ten years is the best estimate for a useful life.

To monitor the continued benefits of our customer relationships, Balchem prepares a post-acquisition review for a three year period after completing an acquisition. Post-acquisition reviews compare the estimated operating results of the acquired business, including revenue, to those forecasted at the acquisition date. The loss of a significant number of customers would be identified through the business unit’s performance review and by the post-acquisition review. A loss of a significant number of customers would trigger a reassessment of our customer list amortization period and, if applicable, an impairment test. To date, our post-acquisition reviews have not resulted in our making any changes to our amortization period or caused us to perform additional impairment testing.

As to the amortization of the customer lists, we concluded use of the straight-line method was appropriate in the circumstances. Such conclusion was reached after considering the guidance of ASC 350-30-35-6 which states that an intangible asset should be amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; however, if the pattern cannot be “reliably determined”, then straight-line amortization is appropriate. Based on the above, the Company believes that the straight-line method of amortization of customer relationship assets and the useful lives assigned to each of the customer relationship assets is appropriate. The Company has and shall continue to evaluate the remaining useful lives of its customer relationship intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.

Customer lists with finite lives at June 30, 2010 and December 31, 2009 are summarized as follows:

	June 30, 2010		December 31, 2009
Acquisition	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
ABERCO	$3,600	$3,574	$-	$-
Loders	1,350	675	1,350	743
Chelated Minerals	3,800	2,005	3,800	2,371
Chinook	29,000	19,751	29,000	21,025
Total	$37,750	$26,005	$34,150	$24,139

Note 11. Commitments and contingencies, Page 56

6.	Please tell us what consideration you gave to providing disclosures regarding the intellectual patent suit filed against you by SODA Feed Ingredients, LLC in April 2009. Refer to ASC 450-20-50.

Response to Comment No. 6

The action commenced by SODA INGREDIENTS, LLC was a Declaratory Judgment Action which sought clarification from a Federal Court regarding an on-going patent infringement issue that Balchem asserted against SODA. Notwithstanding the fact that Balchem subsequently settled this litigation with SODA, we considered the risks associated with this litigation to be insignificant because of the size of the particular product market associated with the patent in question and because of the strength of our legal position.

Balchem acknowledges that:

•	Balchem is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Balchem may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (845) 326-5600. Thank you for your courtesy.

Very truly yours,

Balchem Corporation

By:	/s/ Frank J. Fitzpatrick
Frank J. Fitzpatrick